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\GE COMMISSION
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SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 209 SECTION

**SEC File No.**
8-53551

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boeing Capital Securities, Inc.

| Official Use Only |
|---|
| Firm ID No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 NACHES AVENUE SW, 1ST FLOOR
(No. and Street)

Renton (City) Washington (State) 98055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ingrid Sarapuu (425) 965-4000
(Area Code--Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if *individual*, state last, first, *middle name*)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2)*

## OATH OR AFFIRMATION

I, Ingrid Sarapuu, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Boeing Capital Securities Inc. (the "Company"), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ________ Date 2/27/2006

President

Title

Notary Public

# BOEING CAPITAL SECURITIES INC.
(SEC I.D. No. 8-53551)

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

********

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

# Boeing Capital Securities Inc.

*Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control*

## BOEING CAPITAL SECURITIES INC.

### TABLE OF CONTENTS

**Deloitte.**

**Deloitte & Touche LLP**
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Boeing Capital Securities Inc.:

We have audited the following financial statements of Boeing Capital Securities Inc. (the "Company") as of and for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

| | **Page** |
|---|---|
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Cash Flows | 4 |
| Statement of Changes in Stockholder's Equity | 5 |

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Boeing Capital Securities Inc. as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

# BOEING CAPITAL SECURITIES INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2005

### ASSETS

| | |
|---|---|
| CASH | $ 46,000 |
| ACCOUNTS DUE FROM BOEING CAPITAL CORPORATION | 1,049,313 |
| TOTAL | $ 1,095,313 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | $ 25,264 |
| STOCKHOLDER'S EQUITY: | |
| Common stock—$1 par value; 1,000 shares authorized and outstanding | 1,000 |
| Capital in excess of par value | 61,100 |
| Retained earnings | 1,007,949 |
| Total stockholder's equity | 1,070,049 |
| TOTAL | $ 1,095,313 |

See notes to financial statements.

## BOEING CAPITAL SECURITIES INC.

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| REVENUES | $ 20,963 |
| OPERATING EXPENSES | 31,232 |
| LOSS BEFORE PROVISION (BENEFIT) FOR INCOME TAXES | (10,269) |
| PROVISION (BENEFIT) FOR INCOME TAXES | (3,874) |
| NET LOSS | $ (6,395) |

See notes to financial statements.

# BOEING CAPITAL SECURITIES INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (6,395) |
| Adjustments to reconcile net loss to net cash provided by operating activities—change in assets and liabilities: | |
| Accounts due from Boeing Capital Corporation | 6,080 |
| Liabilities | 315 |
| Net cash provided by operating activities | - |
| NET INCREASE IN CASH | - |
| CASH: | |
| Beginning of year | 46,000 |
| End of year | $ 46,000 |

See notes to financial statements.

# BOEING CAPITAL SECURITIES INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Capital in Excess of Par | Income Retained for Growth/ (Accumulated Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE—January 1, 2005 | $ 1,000 | $ 61,100 | $ 1,014,344 | $ 1,076,444 |
| Net loss | | | (6,395) | (6,395) |
| BALANCE—December 31, 2005 | $ 1,000 | $ 61,100 | $ 1,007,949 | $ 1,070,049 |

See notes to financial statements.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization***—Boeing Capital Securities Inc. (the "Company") is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is an indirect wholly owned subsidiary of The Boeing Company). The Company engages in the private placement of securities on a best efforts basis to institutional investors and is registered with the Securities and Exchange Commission and National Association of Securities Dealers as a broker/dealer. The Company syndicates asset-based investments such as leases and secured loans.

***Basis of Presentation***—The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

*Use of Estimates*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

***Cash***—The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, the cash was deposited in a noninterest-bearing checking account with one financial institution.

***Revenue Recognition***—The Company earns an amount equal to one percent (1%) of the realized sales price or realized transaction value for any sale or financing where the Company acts as the placement agent for such transaction. Revenue is recognized when the transaction is determined to be complete.

***Income Taxes***—The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation's parent, The Boeing Company ("Boeing"). Federal, state, and foreign income taxes are computed at current tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that (a) arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes and (b) are assumed in connection with intercompany transactions with Boeing. Under an agreement between Boeing and Boeing Capital Corporation, the current provision for state income tax based on an agreed-upon rate is paid to Boeing, and the state income tax deferred asset or liability is carried on Boeing's Consolidated Financial Statements.

## 2. RELATIONSHIP AND TRANSACTIONS WITH BOEING CAPITAL CORPORATION

The Company and Boeing Capital Corporation have an Expense Sharing Agreement that requires Boeing Capital Corporation to provide the Company with office space, utilities, employee salaries and related expenses, and computer equipment and systems without any charge to the Company. All other expenses, including advertising, filing and registration fees, insurance, and legal and accounting fees, are paid by the Company.

Boeing Capital Corporation and the Company have entered into a support agreement (the "Demand Commitment"), obligating Boeing Capital Corporation to make unconditional capital contributions in cash within 24 hours of written notification by the Company. The Demand Commitment is limited to $250,000 in the aggregate but may be amended from time to time. At December 31, 2005, no amounts were outstanding under this agreement.

Accounts due from Boeing Capital Corporation in the net amount of $1,049,313 primarily consist of a receivable for commissions earned by the Company, offset by taxes charged by Boeing Capital Corporation for the revenue and expenses that resulted from the Company's operations (see Note 1).

## 3. INCOME TAXES

The components of the current benefit for taxes on income for the year ended December 31, 2005, were as follows:

| | |
|---|---|
| Federal | $ 3,442 |
| State | 432 |
| | $ 3,874 |

Income taxes computed at the United States federal income tax rate and the benefit for taxes on income differ for the year ended December 31, 2005, as follows:

| | | |
|---|---|---|
| Tax computed at federal statutory rate | $ 3,594 | 35.00 % |
| State income taxes—net of federal tax benefit | 280 | 2.73 |
| | $ 3,874 | 37.73 % |

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio of 15 to 1 of aggregate indebtedness to net capital. At December 31, 2005, the Company had net capital of $20,736, which was $15,736 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 122%.

## 5. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers and Dealers.

* * * * * *

# BOEING CAPITAL SECURITIES INC.

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

| | |
|---|---|
| COMPUTATION OF NET CAPITAL: | |
| Stockholder's equity | $ 1,070,049 |
| Nonallowable assets—Accounts due from Boeing Capital Corporation | 1,049,313 |
| Net capital | $ 20,736 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS—Total aggregate indebtedness—total liabilities | $ 25,264 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS—Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| EXCESS NET CAPITAL | $ 15,736 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 122 % |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005, as amended on February 27, 2006. Therefore, no reconciliation of the two computations is necessary.

**Deloitte.**

**Deloitte & Touche LLP**
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 27, 2006

To the Board of Directors and Stockholder of
Boeing Capital Securities Inc.:

In planning and performing our audit of the financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operations that we consider to be a material weakness as defined above:

During the year, the practices and procedures followed by the Company in maintaining its books and records were not adequate to prevent a material misstatement in the Company's financial statements. The Company has filed amended FOCUS Reports for the periods ended September 30, 2005 and December 31, 2005.

This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2005, and this report does not affect our report thereon dated February 27, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that other than the issue noted above, the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP